FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated October 25, 2019 of Diana Shipping Inc. (the "Company") announcing the appointment of Ms. Semiramis Paliou to the office of Deputy Chief Executive Officer, effective immediately.
The information contained in this Report on Form 6-K, except for the commentary of Mr. Konstantinos Psaltis and Mr. Simeon Palios, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-225964), filed with the U.S. Securities and Exchange Commission with an effective date of July 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: October 25, 2019	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact: Ioannis Zafirakis Director, Chief Strategy Officer and Secretary Telephone: + 30-210-9470-100 Email: izafirakis@dianashippinginc.com Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES APPOINTMENT OF
DEPUTY CHIEF EXECUTIVE OFFICER

ATHENS, GREECE, October 25, 2019 - Diana Shipping Inc. (NYSE: DSX) (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced the appointment of Ms. Semiramis Paliou to the office of Deputy Chief Executive Officer, effective immediately. Ms. Paliou has served as a director of the Company since 2015 and as Chief Operating Officer since 2018, and will continue to serve in these roles. It is expected that the Company’s current Chief Executive Officer and Chairman, Mr. Simeon Palios, will remain fully engaged in his current role. The appointment was made by the unanimous decision of the board of directors upon the recommendation of the Company’s independent Nominating Committee.

Commenting on the appointment, Mr. Konstantinos Psaltis, the Chairman of the Company’s Nominating Committee, stated:

“The Nominating Committee believes that Semiramis Paliou is ideally suited to eventually succeed to the chief executive’s office and to continue the disciplined growth of the Company began by our current Chairman and Chief Executive Officer, Mr. Simeon Palios. As a director and current officer of the Company, Semiramis has demonstrated both her deep knowledge and understanding of the shipping industry as a whole as well as her strong leadership capabilities within the Company. While the committee fully expects Simeon to continue to serve the Company in his current capacity for the foreseeable future, today’s appointment is made in recognition of the importance to all stakeholders of a seamless transition of this crucial position.”

Further commenting on the appointment, Mr. Simeon Palios stated:

“The appointment of Semiramis marks the beginning of an important transition to a new generation of senior leadership that I am confident will continue the strategic vision and principles that has served our Company so well since its founding and initial public offering in 2005. I wish to thank the Nominating Committee and all of my fellow board members for taking this important step today.”

About the Company
The Company is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.
Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.